EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock of Bimini Capital Management, Inc. (the “Company,” “we” or “us”) summarizes certain provisions of our Articles of Amendment and Restatement, as supplemented (the “Charter”), and our Amended and Restated Bylaws (the “Bylaws”).  The description is intended as a summary, and it is qualified in its entirety by reference to our Charter and Bylaws, copies of which are exhibits to this Annual Report on Form 10-K.

Authorized Shares

The total number of shares of capital stock which we have the authority to issue is 110,000,000 shares, classified as 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.   Our Board of Directors has the authority to classify any unissued shares by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares.

Common Stock

General

Of the 100,000,000 shares of authorized common stock, 98,000,000 shares are designated as Class A Common Stock, 1,000,000 shares are designated as Class B Common Stock and 1,000,000 shares are designated as Class C Common Stock. All shares of common stock have a par value of $0.001 per share.  Holders of shares of common stock have no sinking fund or redemption rights and have no preemptive rights to subscribe for any securities.

Under the Maryland General Corporation Law (“MGCL”), a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not fewer than a majority of all of the votes entitled to be cast by the stockholders on the matter) is set forth in the corporation's charter. Our Charter provides that any such action shall be effective and valid if taken or authorized by stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter, except that amendments to the provisions of our Charter relating to the removal of directors must be approved by stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter.

Class A Common Stock

Each outstanding share of Class A Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of shares of Class A Common Stock are not entitled to cumulate their votes in the election of directors.

Subject to the preferential rights of any other class or series of stock, holders of shares of our Class A Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by our Board of Directors out of assets legally available therefor.

Class B Common Stock

Each outstanding share of Class B Common Stock entitles the holder to one vote on all matters submitted to a vote of common stockholders, including the election of directors. Holders of shares of Class B Common Stock are not entitled to cumulate their votes in the election of directors. Holders of shares of Class A Common Stock and Class B Common Stock vote together as one class in all matters, except that any matter that would adversely affect the rights and preferences of Class B Common Stock as a separate class requires a separate approval by holders of a majority of the outstanding shares of Class B Common Stock.

Holders of shares of Class B Common Stock are entitled to receive dividends on each share of Class B Common Stock in an amount equal to the dividends declared on each share of Class A Common Stock if, as and when authorized and declared by our Board of Directors out of assets legally available therefor.

Class C Common Stock

No dividends will be paid on shares of Class C Common Stock. Holders of shares of our Class C Common Stock are not entitled to vote on any matter submitted to a vote of stockholders, including the election of directors, except that any matter that would adversely affect the rights and privileges of the Class C Common Stock as a separate class requires the approval of a majority of the Class C Common Stock.

Liquidation Rights

As used herein, "Class A Per Share Preference Amount" means $150.00, adjusted equitably for any future stock splits, stock combinations, stock dividends or the like.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or adequate provision for all known debts, liabilities and preference amounts payable on any preferred stock outstanding, liquidation proceeds shall be allocated as follows:

(i)  first, to each share of Class A Common Stock outstanding, the Class A Per Share Preference Amount;

(ii)  second, (x) to each share of Class B Common Stock outstanding, its pro rata share of $1.9 million, less the aggregate Class A Per Share Preference Amount with respect to shares of Class A Common Stock issued on conversion of Class B Common Stock (such amount being the "Class B Per Share Preference Amount") and (y) to each share of Class C Common Stock outstanding, its pro rata share of $1.9 million, less the aggregate Class A Per Share Preference Amount with respect to shares of Class A Common Stock issued on conversion of Class C Common Stock (such amount being the "Class C Per Share Preference Amount"); and

(iii)  finally, any excess pro rata on a share for share basis to holders of the common stock outstanding.

Whenever funds are insufficient to pay in full the applicable Class A Per Share Preference Amount, the available funds shall be allocated ratably among the shares of Class A Common Stock. Whenever funds are insufficient to pay in full the applicable Class B Per Share Preference Amount and the Class C Per Share Preference Amount, the available funds shall be allocated ratably in accordance with the amount owing to the shares of Class B Common Stock and Class C Common Stock under (ii) above.

Conversion of the Class B Common Stock and Class C Common Stock

Each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock on the first day of the fiscal quarter following the fiscal quarter during which our Board of Directors shall have been notified that, as of the end of such fiscal quarter, the stockholders' equity attributable to the Class A Common Stock, calculated on a pro forma basis as if conversion of the Class B Common Stock (or portion thereof to be converted) had occurred, and otherwise determined in accordance with GAAP, equals not less than $150.00 per share (adjusted equitably for any future stock splits, stock combinations, stock dividends or the like); provided, that the number of shares of Class B Common Stock to be converted into Class A Common Stock in any quarter shall not exceed an amount that will cause the stockholders' equity attributable to the Class A Common Stock calculated as set forth above to be less than $150.00 per share; provided further, that such conversions shall continue to occur until all shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Each share of Class C Common Stock shall automatically be converted into one share of Class A Common Stock on the first day of the fiscal quarter following the fiscal quarter during which our Board of Directors shall have been notified that, as of the end of such fiscal quarter, the stockholders' equity attributable to the Class A Common Stock, calculated on a pro forma basis as if conversion of the Class C Common Stock had occurred and giving effect to the conversion of all of the shares of Class B Common Stock as of such date, and otherwise determined in accordance with GAAP, equals not less than $150.00 per share (adjusted equitably for any future stock splits, stock combinations, stock dividends or the like); provided, that the number of shares of Class C Common Stock to be converted into Class A Common Stock shall not exceed an amount that will cause the stockholders' equity attributable to the Class A Common Stock calculated as set forth above to be less than $150.00 per share; and provided further, that such conversions shall continue to occur until all shares of Class C Common Stock have been converted into shares of Class A Common Stock.

Following such conversions, all authorized shares of Class B Common Stock and Class C Common Stock so converted shall be cancelled and become authorized but unissued shares of Class A Common Stock.

Preferred Stock

General

There are 10,000,000 authorized shares of preferred stock.  All shares of preferred stock have a par value of $0.001 per share. Our Board of Directors has the authority to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our Board of Directors.  Prior to issuance of shares of each class or series of preferred stock, our Board of Directors is required by our Charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Of the 10,000,000 authorized shares of preferred stock, 100,000 shares are currently designated as Series A Junior Preferred Stock (the “Series A Preferred Stock”).  The remaining 9,900,000 shares of preferred stock are currently undesignated.

Series A Preferred Stock

The Series A Preferred Stock was authorized in connection with our adoption of the Rights Plan described below.  Shares of Series A Preferred Stock may be issued upon exercise of the Rights (as defined below) in accordance with the terms and conditions of the Rights Plan.  If issued, one ten-thousandth of a share of Series A Preferred Stock would give the holder approximately the same distribution, voting and liquidation rights as does one share of our Class A Common Stock.  The distribution, voting and liquidation rights of the Series A Preferred Stock are protected by customary anti-dilution provisions. Holders of Series A Preferred Stock have no sinking fund or redemption rights and have no pre-emptive rights to subscribe for any of our securities.

Rights Plan

On December 21, 2015 our Board of Directors adopted a Rights Plan.  Our stockholders approved the Rights Plan on June 9, 2016.  Pursuant to the Rights Plan, our Board declared a distribution of one preferred stock purchase right (a “Right”) for each outstanding share of our Class A Common Stock, Class B Common Stock, and Class C Common Stock.  The distribution was payable to stockholders of record as of the close of business on December 21, 2015.

The Rights

Subject to the terms, provisions and conditions of the Rights Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one ten-thousandth of a share of Series A Preferred Stock for a purchase price of $4.76, subject to adjustment in accordance with the terms of the Rights Plan (the “Purchase Price”).  If issued, each one ten-thousandth of a share of Series A Preferred Stock would give the stockholder approximately the same distribution, voting and liquidation rights as does one share of our Class A common stock.  However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including without limitation any distribution, voting or liquidation rights.

Exercisability

The Rights will generally not be exercisable until the earlier of (i) 10 business days after a public announcement by the Company that a person or group has acquired 4.9% or more of the outstanding Class A Common Stock without the approval of our Board of Directors (an “Acquiring Person”) and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% or more of the Class A Common Stock.

The date that the Rights may first become exercisable is referred to as the “Distribution Date.”  Until the Distribution Date, the Class A Common Stock, Class B Common Stock and Class C Common Stock certificates will represent the Rights and will contain a notation to that effect.  Any transfer of shares of Class A Common Stock, Class B Common Stock and/or Class C Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights.  After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of Class A Common Stock, Class B Common Stock or Class C Common Stock.

After the Distribution Date and following a determination by our Board that a person is an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, as the case may be, having a market value of two times the Purchase Price (or, at our option, shares of Series A Preferred Stock or other consideration as provided in the Rights Plan).

Exchange

After the Distribution Date and following a determination by our Board that a person or group is an Acquiring Person, our Board may exchange the Rights (other than Rights owned by such an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Class A Common Stock, Class B Common Stock or Class C Common Stock, as the case may be, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of our preferred stock having similar Rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration

The Rights and the Rights Plan will expire on the earliest of (i) December 21, 2025, (ii) the time at which the Rights are redeemed pursuant to the Rights Plan, (iii) the time at which the Rights are exchanged pursuant to the Rights Plan, (iv) the repeal of Section 382 of the Internal Revenue Code or any successor statute if our Board determines that the Rights Plan is no longer necessary for the preservation of the applicable tax benefits and (v) the beginning of a taxable year of the Company to which our Board determines that no applicable tax benefits may be carried forward.

Redemption

At any time prior to the time an Acquiring Person becomes such, our Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions

Our Board may adjust the Purchase Price, the number of shares of Series A Preferred Stock or other securities issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a forward or reverse stock split or a reclassification of the preferred shares or Class A Common Stock, Class B Common Stock or Class C Common Stock. No adjustments to the Purchase Price of less than 1% will be made.

Anti-Takeover Effects

Our Board adopted the Rights Plan in order to protect against certain ownership changes that could limit our ability under applicable tax laws to use net operating loss carryforwards of the Company and its subsidiary.  Although it was not the purpose of our Board when adopting the Rights Plan, the Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of our stockholders. Because our Board can redeem the Rights, the Rights should not interfere with a merger or other business combination approved by our Board.

Amendments

Before the Distribution Date, our Board may amend or supplement the Rights Plan without the consent of the holders of the Rights. After the Distribution Date, our Board may amend or supplement the Rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Plan, but only to the extent that those changes do not impair or adversely affect, in any material respect, any Rights holder and do not result in the Rights again becoming redeemable, and no such amendment may cause the Rights again to become redeemable or cause this Rights Plan again to become amendable other than in accordance with the applicable timing of the Rights Plan.

CERTAIN PROVISIONS OF MARYLAND LAW AND
OF OUR CHARTER AND BYLAWS

The following description summarizes certain provisions of Maryland law, our Charter and Bylaws.  The description is intended as a summary, and it is qualified in its entirety by reference to our Charter and Bylaws, copies of which are exhibits to this Annual Report on Form 10-K.

Classification of Board of Directors

Our Bylaws provide that the number of directors may be established, increased or decreased by our Board of Directors but may not be fewer than the minimum number required by the MGCL (which currently is one) nor more than fifteen.  Any vacancy on our Board may be filled by a majority of the remaining directors, even if such a majority constitutes less than a quorum, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire Board of Directors. Stockholders may elect a successor to fill a vacancy on our Board which results from the removal of a director.  Our Bylaws provide that a majority of our Board of Directors must be independent directors.

Pursuant to our Charter, our Board of Directors is divided into three classes of directors. Directors of each class are chosen for a three-year term.  Each year one class of directors will be elected by stockholders.  Holders of shares of common stock will not have the right to cumulative voting in the election of directors.  Consequently, at the applicable annual meeting of stockholders, the holders of a majority of the shares of our common stock entitled to vote will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

The classified Board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult.  Two separate meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors.  Thus, the classified Board provision could increase the likelihood that incumbent directors will retain their positions.  The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders.

Removal of Directors

Our Charter provides that a director may be removed only for cause (as defined in our Charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders generally in the election of directors.  This provision, when coupled with the Bylaw provision authorizing our Board of Directors to fill vacant directorships, will preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees except upon the existence of cause for removal and a substantial affirmative vote.

Maryland Business Combination Act

The MGCL establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable.  An interested stockholder is any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our then-outstanding voting stock or any affiliate or associate who beneficially owned, directly or indirectly, 10% or more of the voting power of our then-outstanding voting stock within the two year period prior to the date in question.  Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless our board of directors approved the transaction prior to the party becoming an interested stockholder.  The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder.  The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period.  This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•
66 2/3% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder or an affiliate of the interested stockholder with whom the business combination is to be effected.

Our Charter contains a provision exempting the Company from the provisions of the MGCL relating to business combinations with interested stockholders or affiliates of interested stockholders. However, such provision can be altered or repealed, in whole or in part, by an amendment to our charter.  If such provision is repealed, the business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if acquisition of the Company would be in stockholders' best interests.

Maryland Control Share Acquisitions Act

The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation.  "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more, but less than one-third; (ii) one-third or more, but less than a majority; or (iii) a majority or more of all voting power.  Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Maryland Control Share Acquisition Act, then, subject to certain conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved.  If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, or (ii) to acquisitions approved or exempted by the Charter or Bylaws.

Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock.  If in the future such provision is eliminated for any reason, the control share acquisition statute could have the effect of discouraging offers to acquire the Company and increasing the difficulty of consummating any such offers, even if such as acquisition would be in stockholders' best interests.

Amendment to our Charter

Except as provided below, our Charter, including its provisions on classification of our Board of Directors, may be amended only if approved by stockholders by the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter. Amendments to the provisions of our Charter relating to the removal of directors will be required to be approved by stockholders by the affirmative vote at least two-thirds of all votes entitled to be cast on the matter.

Dissolution

Dissolution of the Company must be approved by stockholders by the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) at the direction of our Board of Directors, or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our Bylaws.